

March 28, 2013

Via E-mail
Trevor P. Bond
Corporate Property Associates 18 – Global Incorporated
50 Rockefeller Plaza
New York, NY 10020

> **Re:** **Corporate Property Associates 18 – Global Incorporated**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed March 15, 2013**
> **File No. 333-185111**

Dear Mr. Bond:

We have reviewed Amendment No. 2 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions And Answers About This Offerings, page 4

Why are we offering two classes of our common stock …, page 10

1. We note your response to comment 2 of our letter dated February 7, 2013. We note that shares will be redeemed at 95% of the initial purchase price, and later at 95% of NAV based on the class of shares. Please revise your disclosure to briefly explain why each class is subject to the same 5% surrender charge despite the difference in fees paid by each class up front and on an ongoing basis.

Prospectus Summary, page 16

Compensation, page 22

2.   We note your response to comment 5 our letter dated February 7, 2013. In response to your comment, you revised your disclosure to state, "Distributions are in addition to all other fees and distributions described in this section." It appears that you may be referring only to the "Operational Stage" section. Please revise your disclosure to state that distributions made based on the "special general partner profits interest" will be in addition to all of the other fees, including any fees payable to the advisor upon a listing or liquidity transaction. Please also revise pages 64 and 65 as appropriate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Mark Rakip at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Kathleen L. Werner, Esq. (*via e-mail*)